UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

8th Floor, Huakong Building, No. 1 Shangdi East Road,

Haidian District, Beijing 100085, People’s Republic of China

(86 10) 5885-8555

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

	By:	/s/ Kelvin Wing Kee Lau
	Name:	Kelvin Wing Kee Lau
	Title:	Chief Financial Officer

Date: February 18, 2009

EXHIBIT INDEX

Exhibit 99.1

PERFECT WORLD TO HOLD EXTRAORDINARY GENERAL MEETING

Beijing China (February 17, 2009) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator in China, will hold an Extraordinary General Meeting (“EGM”) of shareholders at the office of 41st Floor, One Exchange Square, 8 Connaught Place Central, Hong Kong, on February 28, 2009 at 3:00 P.M (Hong Kong time). Holders of record of ordinary shares of the Company at the close of business on February 16, 2009, Hong Kong time, are entitled to notice of, and to vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The EGM will discuss and seek adoption of the following resolutions to be proposed by the Company:

1	Proposal No. 1 – Amendment of the Section 3.1(a) of the Share Incentive Plan by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 42,145,000, or a lesser number of Shares determined by the Committee.”

2	Proposal No. 2 – Amendment of the Section 5.1(a) of the Share Incentive Plan by adding the following paragraph “; provided, however, that no Option may be granted to an individual subject to taxation in the United State at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.”

3	Proposal No. 3 – Amendment of the Section 9.3 of the Share Incentive Plan by adding the following paragraph: “(j) Reduce the exercise price per Share subject to an Option;”

4	Proposal No. 4 – to authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 3 as such director, in his absolute discretion, thinks fit.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator in China. Perfect World primarily develops three-dimensional (“3D”) online games based on the proprietary Angelica 3D game engine and game development platform. The Company’s strong technology and creative game design capabilities, combined with extensive local knowledge and experience, enable it to frequently and rapidly introduce popular games that are designed to cater to changing customer preferences and market trends in China. The Company’s current portfolio of self-developed online games includes 3D massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi” and “Pocketpet Journey West”; and a 3D online casual game: “Hot Dance Party”. While a substantial portion of the revenues are generated in China, the Company’s games have been licensed to leading game operators in a number of countries and regions in Asia, Europe and South America. The Company also generates revenues from game operation in North America. The Company plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “future,” “plans,” “believes” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, our limited operating history, our ability to protect our intellectual property rights, our ability to respond to competitive pressure, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Investor Relations Officer

Tel: +86-10-5885-1813

Fax: +86-10-5885-6899

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Roger Hu

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: rhu@christensenir.com

Exhibit 99.2

Perfect World Co., Ltd

(the “Company”)

Notice of Extraordinary General Meeting of the Company

(or any adjournment(s) thereof) to be held on February 28, 2009

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at the office of 41st Floor, One Exchange Square, 8 Connaught Place Central, Hong Kong, on February 28, 2009 at 3:00 P.M, and at any adjournment(s) or postponement(s) thereof, for the following purposes:

1	Proposal No. 1 – Amendment of the Section 3.1(a) of the Share Incentive Plan by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 42,145,000, or a lesser number of Shares determined by the Committee.”

2	Proposal No. 2 – Amendment of the Section 5.1(a) of the Share Incentive Plan by adding the following paragraph “; provided, however, that no Option may be granted to an individual subject to taxation in the United State at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.”

3	Proposal No. 3 – Amendment of the Section 9.3 of the Share Incentive Plan by adding the following paragraph: “(j) Reduce the exercise price per Share subject to an Option;”

4	Proposal No. 4 – to authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 3 as such director, in his absolute discretion, thinks fit.

5	To transact such other business as may properly come before the extraordinary general meeting or any adjournment or postponement thereof.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on February 16, 2009 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the extraordinary general meeting or any adjournment(s) or postponement(s) thereof.

Please refer to the proxy form which is attached and made part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to vote at the extraordinary general meeting and any adjournment(s) or postponement(s) thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By order of the Board of Directors

Perfect World Co., Ltd.

/s/
Director

Dated: 2009

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*	A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the office of Perfect World Co., Ltd, 8 Floor, Huakong Building, 1 Shangdi East Road, Haidian District, Beijing or sent by facsimile to 86 10 58858256, in each case marked for the attention of Vivien Wang prior to the start of the EGM or adjourned EGM. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

3	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	The quorum for the EGM is one or more shareholders present in person or by proxy representing at least one third of the outstanding voting capital in the Company entitled to vote on the resolutions to be considered at the EGM.

Exhibit 99.3

Perfect World Co., Ltd

(the “Company”)

FORM OF PROXY FOR MEMBERS FOR EXTRAORDINARY GENERAL MEETING

(or any adjournment(s) thereof) to be held on February 28, 2009

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) registered shareholder(s) of the Company with              shares respectively hereby appoint

of

or failing him/her the duly appointed Chairman of the EGM (as defined below) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on February 28, 2009 at 3:00 p.m. at the office of 41st Floor, One Exchange Square, 8 Connaught Place Central, Hong Kong and at any adjournment(s) or postponement(s) of the EGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

RESOLUTION	FOR	AGAINST

Proposal No. 1 – Amendment of the Section 3.1(a) of the Share Incentive Plan by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 42,145,000, or a lesser number of Shares determined by the Committee.”

Proposal No. 2 – Amendment of the Section 5.1(a) of the Share Incentive Plan by adding the following paragraph “; provided, however, that no Option may be granted to an individual subject to taxation in the United State at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants.”

Proposal No. 3 – Amendment of the Section 9.3 of the Share Incentive Plan by adding the following paragraph: “(j) Reduce the exercise price per Share subject to an Option;”

Proposal No. 4 – to authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 3 as such director, in his absolute discretion, thinks fit.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

Dated:	2009

Signed:
Name:

NOTES

1	A proxy need not be a shareholder of the Company. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman of the EGM will be appointed as your proxy.

2	If you wish to vote FOR the resolution, tick the appropriate box marked “FOR”. If you wish to vote AGAINST the resolution, tick the appropriate box marked “AGAINST”. If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolution referred to the Notice of Extraordinary General Meeting which has been properly put to the EGM.

3	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

4	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the office of Perfect World Co., Ltd, 8 Floor, Huakong Building, 1 Shangdi East Road, Haidian District, Beijing or sent by facsimile to 86 10 58858256, in each case marked for the attention of Vivien Wang not later than the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company.

5	Any alterations made to this form must be initialled by you.

6	The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish.

7	In the case of joint holders:

7.1 the senior should sign the form, but the names of all other joint holders should be stated on the form;

7.2 the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

8	A proxy may vote on a show of hands or on a poll.

Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Extraordinary General Meeting of the Company of Perfect World Co., Ltd.:

Issue:	Perfect World Co., Ltd / CUSIP: 71372U 10 4

Country:	Cayman Islands

Meeting Details:	Extraordinary General Meeting of the Company of Perfect World Co., Ltd to be held on February 28, 2009 – 3:00 PM (Hong Kong time) at the office of 41st Floor, One Exchange Square, 8 Connaught Place Central, Hong Kong.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before February 26, 2009 at 3:00 PM (New York City time)

ADR Record Date:	February 16, 2009

Ordinary: ADR ratio:	5 Class B Ordinary Shares: 1 ADR

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Perfect World Co., Ltd (the “Company”) are hereby notified of the Company’s Extraordinary General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date will be entitled, subject to any applicable law, the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct Deutsche Bank Trust Company Americas, as Depositary (“the Depositary”), as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs. Voting instructions may be given only in respect of a number of

American Depositary Shares representing an integral number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 12 of the Exhibit A to the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank - Depositary Receipts

Exhibit 99.5

Extraordinary General Meeting of Shareholders

(Name of ADR holder)

(Number of ADRs held)

Resolution presented for consideration by the Extraordinary General Meeting of Shareholders on February 28, 2009

AGENDA
	Affirmative	Negative	Abstained

1)      Amendment of the Section 3.1(a) of the Share Incentive Plan by replacing it with the following paragraph: “Subject to the provisions of Article 8 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) is 42,145,000, or a lesser number of Shares determined by the Committee.”

2)      Amendment of the Section 5.1(a) of the Share Incentive Plan by adding the following paragraph “; provided, however, that no Option may be granted to an individual subject to taxation in the United State at less than the Fair Market Value on the date of grant. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law or any exchange rule, a repricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option shall not be increased without the approval of the Participants. ”

3) Amendment of the Section 9.3 of the Share Incentive Plan by adding the following paragraph: “(j) Reduce the exercise price per Share subject to an Option;”.

4) To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 3 as such director, in his absolute discretion, thinks fit.

(Signature)